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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMERICAN MAIZE-PRODUCTS COMPANY
                           (NAME OF SUBJECT COMPANY)

                        AMERICAN MAIZE-PRODUCTS COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                CLASS A COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 20 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                CLASS B COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 30 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ROBERT M. STEPHAN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        AMERICAN MAIZE-PRODUCTS COMPANY
                                250 HARBOR DRIVE
                          STAMFORD, CONNECTICUT 06902
                                 (203) 356-9000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MORTON A. PIERCE, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6092
                                 (212) 259-8000





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         This Amendment No. 6 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated February 28, 1995, as amended to the date hereof (the "Schedule 14D-9"), of American Maize-Products Company, a Maine corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 3.  IDENTITY AND BACKGROUND.

         The paragraph in section (b) of Item 3 entitled "Certain Litigation" is hereby amended to add the following:

         On March 31, 1995, the court denied the plaintiffs' motion to preliminarily enjoin the sale of the Available Shares. The plaintiffs have appealed such decision to the Supreme Judicial Court of Maine. The Superior Court also permitted First Fidelity, Mrs. Steinkraus, her son Eric Steinkraus and U.S. Trust Company, co-trustee with Mrs. Steinkraus over certain Steinkraus family trusts described in Item 4(a) below, to intervene in the lawsuit. In addition, the court granted the motion of the plaintiffs in the action entitled Steiner, et. al. v. Ziegler, described in Item 8(a) below, to intervene in the preliminary injunction proceedings in this action.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

                 The second paragraph in section (a) of Item 8 is hereby amended to add the following:

                 On March 31, 1995, the Superior Court granted the plaintiffs' motion to intervene in the preliminary injunction proceedings of the GIH Corp. and William Ziegler v. American
                 Maize-Products Co., et al. action.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                 (21)   Press release issued by the Company on March 31, 1995.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       AMERICAN MAIZE-PRODUCTS COMPANY

                                       By: /s/ Patric J. McLaughlin
                                           -------------------------------
                                           Patric  J. McLaughlin
                                           President and Chief Executive Officer


Dated:  April 3, 1995





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                               INDEX TO EXHIBITS



   EXHIBIT NUMBER             EXHIBIT
   --------------             -------
        (21)                  Press release issued by the Company on March 31, 1995.